EXHIBIT 10.2

CLECO CORPORATION
DEFERRED COMPENSATION PLAN
Corrective Section 409A Amendment

Whereas, Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), maintains the Cleco Corporation Deferred Compensation Plan, which plan was first effective as of August 1, 2000, and has thereafter been amended from time to time (the "Plan");

Whereas, such Plan constitutes a "deferred compensation" arrangement within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and was previously amended to comply with the provisions thereof;

Whereas, the Company now desires to further amend such Plan for the purpose of complying with the provisions of Code Section 409A

Now, Therefore, the Plan shall be amended as set forth below:

1.   Effective January 1, 2005, Section 4.3 of the Plan, concerning the deferral of option gain, shall be deleted and such section shall be marked "Reserved."

2.   Effective January 1, 2009, Section 4.4 of the Plan, as amended, shall provide for further amendment to the Short Term Deferral of Bonus thereunder.

This Corrective Section 409A Amendment was approved by the Board of Directors of Cleco Corporation on December 5, 2008, to be effective as of the dates set forth herein.

Cleco Corporation

By: /s/ George W. Bausewine

Its: Senior Vice President, Corporate Services

Date: December 8, 2008